EXHIBIT 99.1

Notice of Annual General Meeting 2006 - Norsk Hydro ASA

To the shareholders of Norsk Hydro ASA

Notice of Annual General Meeting 2006

Notice is hereby given that the Annual General Meeting of Norsk Hydro ASA will be held at "Gamle Logen", Grev Wedels plass 2, Oslo, Norway on Tuesday, 9 May 2006 at 17.00

Items on the agenda:

1. Approval of the financial statements and annual report for 2005 of Norsk Hydro ASA and the group, including the payment of dividend.

The Board of Directors propose a dividend of NOK 22.00 per share (prior to share split).

2. Information about the guidelines for the remuneration of executive management.

3. Auditor remuneration.

The requested fee to Deloitte is NOK 5,800,000 for Norsk Hydro ASA for 2005.

4. Ordinary election of members and deputies of the Corporate Assembly.

Hydro's Nomination Committee proposes that the following members of the Corporate Assembly be re-elected for a period of two (2) years: Svein Steen Thomassen (proposed re-elected as chairperson), Siri Teigum (proposed re-elected as deputy chairperson), Aase Gudding Gresvig, Westye Hoegh, Idar Kreutzer, Anne Merete Steensl and, Sten-Arthur Saelor, Lars Tronsgaard, Karen Helene Ulltveit-Moe and Svein Aaser.

In addition, it is proposed that Anne-Margrethe Firing and Terje Venold (previously deputy members) be elected to serve as new members of the Corporate Assembly for a period of two (2) years.

The Nomination Committee proposes that Wolfgang Ruch and Erik Garaas be re-elected as deputy members of the Corporate Assembly for a period of two (2) years.

In addition, it is proposed that Unni Steinsmo (51), chartered engineer and head of SINTEF, and Gunvor Ulstein (36), bachelor of commerce and head of the Ulstein Group, are elected as deputy members of Corporate Assembly for a period of two (2) years.

5. Remuneration to the Corporate Assembly.

Hydro's Nomination Committee proposes that the remuneration to the Corporate Assembly, with effect from the resolution, is fixed at NOK 80,000 per annum for the chairperson, NOK 40,000 per annum for the deputy chairperson, and at NOK 5,500 per meeting for all members.

6. Share split.

Hydro has currently 258,954,428 issued shares each with a nominal value of NOK 18.30. The share price as quoted on the stock exchange as of 21 March 2006 is approx. NOK 830 (Oslo Stock Exchange). The value per share for each Hydro share is considerably higher than for other shares quoted on the Oslo Stock Exchange. The Board considers it appropriate that the value per share is brought more in line with other shares listed on the Oslo Stock Exchange. The Board therefore proposes that the current shares are split such that one (1) old Hydro share is converted into five (5) new shares each with a nominal value of NOK 3.66. The number of shares issued will thus be changed from 258,954,428 to 1,294,772,140. The company's share capital will remain unaffected by the share split. The share split will not affect the company's founder- or subscription certificates.

The Board of Directors proposes that the General Meeting adopt the following resolution:

"Each share in Norsk Hydro ASA is split so that one (1) current share with a nominal value of NOK 18.30 is split into five (5) new shares with a nominal value of NOK 3.66.

Article 4 of the Articles of Association is amended to read as follows:

'The share capital is NOK 4,738,866,032.40 divided into 1,294,772,140 shares, each with a nominal value of NOK 3.66. The shares shall be registered in the Norwegian Central Securities Depository. The Board of Directors may refuse the transfer of shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law.'"'

7. Capital reduction by means of the cancellation of treasury shares, etc.

The General Meeting of 1 December 2004 authorized the Board to buy back shares in the market with a total nominal value of up to NOK 102,802,464.30. Approximately 16.6 percent of this authorization (934,400 pre-split shares/4,672,000 post-split shares) has been utilized. The authorization was conditional on the subsequent redemption and cancellation of the shares. The Norwegian State has committed itself to participate in the capital reduction on a pro-rata basis when the treasury shares are cancelled, so that the State's ownership interest of 43.82 % remains unchanged. Total payments resulting from the buy-back and redemption of the State's shares amounts to approximately NOK 1.1 billion. In light of the above, the Board of Directors proposes that the General Meeting pass the following resolution:

"The share capital of the company is to be reduced by NOK 30,439,067.10, from NOK 4,738,866,032.40 to NOK 4,708,426,965.30, by means of the cancellation of 4,672,000 treasury shares with a nominal value of NOK 3.66 and the redemption of 3,644,685 shares with a nominal value of NOK 3.66, owned on behalf of the Norwegian State by the Ministry of Trade and Industry, for a payment of the sum of NOK 471,306,365 to the State as represented by the Ministry of Trade and Industry. This amount corresponds to the average price per share for the buy-back of treasury shares in the market plus an interest compensation and reduced so as to reflect the dividend which are paid on the shares cancelled. The portion of the payment which exceeds the nominal value of the shares will be covered by transferring NOK 457,966,817.90 from the share premium fund. In addition, NOK 363,294,720.00 will be transferred from the share premium fund to retained earnings. This amount equals the amount by which retained earnings has been reduced when acquiring treasury shares in the market.

With effect from the implementation of the capital reduction through registration in the Register of Business Enterprises, Article 4 of the Company's Articles of Association will be amended to read as follows:

'The share capital is NOK 4,708,426,965.30 divided into 1,286,455,455 shares, each with a nominal value of NOK 3.66. The shares shall be registered in the Norwegian Central Securities Depository. The Board of Directors may refuse the transfer of shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law.'"

8. Revocation of the remaining part of the authorization.

The Board proposes that the unused part of the existing authorization for the buy-back of treasury shares be revoked: "The unused part of the existing authorization, as adopted by the General Meeting on 1 December 2004, is revoked."

9. New authorization for buy-back of own shares.

At the same time, the Board requests that the General Meeting issue a new authorization with similar purpose as the previous one:

"The General Meeting of Norsk Hydro ASA hereby authorizes the Board of Directors to allow the Company to acquire Norsk Hydro ASA shares in the market with a nominal value of up to NOK 82,241,964.12. The lowest and highest prices to be paid per share with a nominal value of NOK 3.66 shall be NOK 50 and NOK 300 respectively. Within the terms of this authorization, the Board of Directors is free to decide the timing and manner in which the buy-back of shares shall take place in the market. The treasury shares acquired in accordance with the authorization shall be used for no other purpose than cancellation by means of capital reduction, cf. Section 12-1 of the Public Limited Companies Act. This authorization will apply from 9 May 2006 inclusive to 8 May 2007 inclusive."

The condition is that these shares shall later be cancelled following a decision on capital reduction taken at a new General Meeting to be held after the buy-back has been completed.

The buy-back and cancellation of the shares is also subject to the condition that the Norwegian State's ownership interest in Norsk Hydro ASA is not altered as a result. The proposal to authorize the buy-back is therefore conditional on an agreement being reached, prior to the Annual General Meeting, with the State as represented by the Ministry of Trade and Industry, for the purpose of redeeming and cancelling pro-rata a block of State-held shares so that the State's ownership interest remains unchanged. The structure and conditions of such an agreement will be largely similar to those of Hydro's agreements with the State in connection with previous buy-back schemes. This means that on redemption of the shares, Hydro will pay to the State an amount equivalent to the volume weighted average of the share price Hydro paid for the shares purchased in the market, plus interest at NIBOR + 1%, to compensate the State for receiving settlement for its shares at a later date than would have been the case in a market sale. The State's current holding is 43.82%, and consequently the total redemption and cancellation could include shares with a nominal value of up to NOK 146,400,000.

10. A shareholder has proposed that the following resolution be adopted:

"Bonus schemes shall not form part of the compensation of the President and CEO, i.e. the head of the operational leadership."

Shareholders listed in the Norwegian Central Securities Depository (Verdipapirsentralen, VPS) are entitled to attend and vote at the General Meeting. Such shareholders are requested to give notification as soon as possible, and at the latest by Friday 5 May 2006 at 16:00 to:

DnB NOR Bank ASA,
Verdipapirservice,
0021 Oslo
Norway
Telefax +47 22 48 11 71

Notification may also be made electronically via the company's website: www.hydro.com/register, or electronically via VPS Investor Services.

According to Article 10 of the Articles of Association of the Company, the General Meeting is chaired by the chairperson of the Corporate Assembly or, in his or her absence, by the deputy chairperson. Any shareholder may, with written authority, appoint a proxy to attend the meeting and vote on his or her behalf. Admission cards to the Annual General Meeting will not be issued.

The shares will be quoted ex-dividend on the Oslo Stock Exchange from 10 May 2006 at the new post-split nominal value. The shares will be quoted ex-dividend on the New York Stock Exchange from 10 May 2006. The ex-date for the share (ADR) split on the New York Stock Exchange will be announced in due course.

Payment of dividends to non-Norwegian shareholders will be made after deduction of any Norwegian withholding tax applicable (up to 25 percent of the dividend), which will be deducted at source in accordance with the regulations then in force.

Oslo, 7 March 2006

BOARD OF DIRECTORS